Filed Pursuant to Rule 424(b)(3)

Registration Nos.    033-08857-99

033-59435-99

333-125001

PROSPECTUS SUPPLEMENT

to

PROSPECTUS DATED AUGUST 20, 2007

The attached Current Report on Form 8-K dated November 6, 2007 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated August 20, 2007.

The date of this Prospectus Supplement is November 6, 2007

FORM 8-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 6, 2007

TELEPHONE AND DATA SYSTEMS, INC.

(Exact name of registrant as specified in their charter)

Delaware	001-14157	36-2669023
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

30 North LaSalle Street, Suite 4000, Chicago, Illinois	60602
(Address of principal executive offices)	(Zip Code)

                Registrant’s telephone number, including area code:  (312) 630-1900

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.  Results of Operations and Financial Condition

On November 6, 2007, Telephone and Data Systems, Inc. (“TDS”) issued a news release announcing its results of operations for the period ended September 30, 2007 and certain other information.  A copy of the news release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information in this Item 2.02 of Form 8-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section.

Item 8.01. Other Matters.

James Barr III, director of TDS, has entered into a Rule 10b5-1 sales plan with his broker to sell TDS Common Shares and/or TDS Special Common Shares.  The purpose of such Rule 10b5-1 plan is to achieve broader diversification of investments while reducing the risk of over concentration in a particular investment.

In addition, TDS will make open market repurchases and/or enter into one or more Rule 10b5-1 plans with one or more brokers to purchase TDS Special Common Shares.  The purposes of any open market repurchases and such Rule 10b5-1 plan would be to acquire TDS Special Common Shares pursuant to TDS’s previously announced share repurchase authorization.  On March 5, 2007, TDS announced that the TDS Board of Directors had authorized the repurchase of up to $250 million in aggregate purchase price of TDS Special Common Shares from time to time pursuant to open market purchases and/or block purchases in compliance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), pursuant to Rule 10b5-1 under the Exchange Act, or pursuant to accelerated share repurchase arrangements, prepaid share repurchases, private transactions or as otherwise approved by the TDS Pricing Committee.  This authorization will expire on March 2, 2010.

A Rule 10b5-1 plan is designed to permit a company or its officers and directors to plan securities transactions in advance when they are not aware of material non-public information or subject to a company-imposed blackout period, and then carry out those pre-planned transactions at a later time, even if they later become aware of material non-public information and/or become subject to a company-imposed blackout period.  A Rule 10b5-1 plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.  During the term of the plan, the company, officer or director may not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.  As transactions are executed in the future under the plan, they will be disclosed to the extent required in accordance with applicable U.S. federal securities laws. Except as may be required by law, TDS does not undertake to report future plans by TDS or its officers or directors nor to report modifications, terminations, transactions or other activities under any Rule 10b5-1 plan or any such future plans.

Item 9.01.  Financial Statements and Exhibits

(d)       Exhibits:

In accordance with the provisions of Item 601 of Regulation S-K, any Exhibits filed or furnished herewith are set forth on the Exhibit Index attached hereto.

Attached as Exhibit 99.2 is a safe harbor cautionary statement under the Private Securities Litigation Reform Act of 1995.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on their behalf by the undersigned, thereto duly authorized.

Telephone and Data Systems, Inc.
(Registrant)

Date:	November 6, 2007

By:	/s/ Douglas D. Shuma
Douglas D. Shuma
Senior Vice President and Corporate Controller

3

EXHIBIT INDEX

The following exhibits are filed or furnished herewith as noted below.

Exhibit No.	Description

99.1	Earnings Press Release dated November 6, 2007

99.2	Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement

4

Exhibit 99.1

As previously announced, TDS will hold a teleconference Nov. 6, 2007, at 10:00 a.m. Chicago time.  Interested parties may listen to the call live via the Internet by accessing the Conference Calls page of www.teldta.com.

Contact:	Mark A. Steinkrauss, Vice President, Corporate Relations
(312) 592-5384 mark.steinkrauss@teldta.com

Julie D. Mathews, Manager, Investor Relations
(312) 592-5341 julie.mathews@teldta.com

FOR RELEASE:  IMMEDIATE

TDS REPORTS THIRD-QUARTER 2007 OPERATING RESULTS;

STRONG WIRELESS RESULTS

CHICAGO — Nov. 6, 2007 — Telephone and Data Systems, Inc. [AMEX:TDS, TDS.S] reported operating revenues of $1,236.9 million for the third quarter of 2007, up 11 percent from $1,112.1 million for the comparable period one year ago.  The company recorded operating income of $134.5 million, up 22 percent compared to $110.4 million for the third quarter of 2006.  Net income available to common and diluted income per share were $231.7 million and $1.93, respectively, compared to net income and diluted earnings per share of $75.2 million and $0.64, respectively, for the comparable period one year ago.

Third Quarter Highlights

•      The total number of U.S. Cellular customers increased 6 percent year over year to 6,067,000.  The number of retail customers increased 7 percent to 5,500,000.  The company added 73,000 net retail postpay customers.

•      U.S. Cellular average monthly revenue per unit (ARPU) increased 10 percent to $52.71.

•      U.S. Cellular total revenues grew 14 percent to $1,015.8 million.

•      U.S. Cellular data revenues grew 66 percent to $96.8 million, 10 percent of service revenues.

•      TDS Telecom equivalent access lines (ILEC and CLEC) increased by 1,700 to 1,206,700.

•      TDS Telecom digital subscriber line customers (ILEC and CLEC) increased 33 percent to 179,100.  ILEC DSL customers increased 44 percent.

•      Fair value adjustment of derivative instruments was a loss of $54.8 million.

•      TDS recorded a gain on investments of $248.9 million due to the settlement of certain forward contracts.  TDS delivered 41,008,930 Deutsche Telekom shares in settlement of the forward contacts and sold 4,483,242 shares.  TDS now owns 85,969,689 ordinary shares of Deutsche Telekom that are subject to other forward contracts that will continue until their scheduled maturity dates.

•      TDS repurchased 1,265,913 special common shares for $76.5 million or $60.45 per share.  $160.9 million remains under the existing authorization.

“U.S. Cellular’s customer satisfaction strategy continues to generate strong returns,” said LeRoy T. Carlson, Jr., TDS president and chief executive officer.  “For the third consecutive quarter, the company grew revenues and operating income, while achieving higher ARPUs and low customer churn rates.  The company continued its focus on the postpay customer, adding 73,000 postpay customers in a very competitive market.  In addition, U.S. Cellular won its fourth consecutive J.D. Power and Associates Award for call quality, reflecting the company’s commitment to providing superior customer service and a high-quality network.

“Our wireline business, TDS Telecom, made good strides in the quarter toward being the preferred broadband provider in its markets.  Growth in ILEC equivalent access lines was driven in part by a 44 percent increase in the number of Digital Subscriber Lines, up 41,400 from the third quarter of last year to 135,500.  At the end of the quarter, approximately 86 percent of its total lines were equipped for DSL, and it held a substantial share of the high-speed Internet market in its DSL markets.”

Statement of Financial Accounting Standard No. 71 (“SFAS 71”)

Historically, TDS Telecom’s ILEC followed the accounting for regulated enterprises prescribed by SFAS 71.  However, a number of alternative telecommunications providers have transformed a pricing structure historically based on the recovery of costs to a pricing structure based on competitive market conditions.  Consequently, TDS Telecom has altered its strategy to compete in its markets.  Based on these factors, management determined in the third quarter of 2007 that it is no longer appropriate to continue the application of SFAS 71 for reporting its financial results.  As a result of discontinuing the application of SFAS 71, TDS Telecom recorded a non-cash extraordinary gain of $42.8 million, net of taxes of $27.0 million, primarily due to a reduction in the regulatory liability for cost of removal of fixed assets.

Guidance

Guidance for the year ending Dec. 31, 2007 is as follows.  There can be no assurance that final results will not differ materially from this guidance.

U.S. Cellular 2007 guidance as of Nov. 6, 2007 is as follows:
Net Retail Customer Additions	375,000 - 425,000
Service Revenues	$3.6 - $3.7 billion
Operating Income	$410 - $460 million
Depreciation, Amortization & Accretion	Approx. $600 million
Capital Expenditures	Approx. $600 million

TDS Telecom (ILEC and CLEC) 2007 guidance as of Nov. 6, 2007 is as follows:
Operating Revenues	$850 - $880 million
Operating Income	$130 - $150 million
Depreciation and Amortization	Approx. $155 million
Capital Expenditures	$120 - $140 million

Conference Call Information

As previously announced, TDS will hold a teleconference Nov. 6, 2007, at 10:00 a.m. Chicago time.   Interested parties may listen to the call live via the Internet by accessing http://www.videonewswire.com/event.asp?id=43702 or the Conference Calls page of www.teldta.com.  To connect by phone, call 800/706-9695 (US/Canada) and use conference ID # 22669548.  The call will be archived on the Conference Calls page of www.teldta.com.

Prior to the start of the call, certain financial and statistical information to be discussed during the call will be posted to the Conference Calls page of www.teldta.com, together with reconciliations to generally accepted accounting principles (GAAP) of any non-GAAP information to be disclosed.

About TDS

TDS is a diversified telecommunications corporation founded in 1969. Through its business units, U.S. Cellular and TDS Telecom, TDS operates primarily by providing wireless, local telephone and broadband services. As of Sept. 30, 2007, the company employed 11,700 people and served 7.3 million customers/units in 36 states.

About U.S. Cellular

As of Sept. 30, 2007, U.S. Cellular Corporation, the nation’s sixth-largest wireless service carrier, employed 8,200 associates and provided wireless service to 6.1 million customers in 26 states.  The Chicago-based company operates on a customer satisfaction strategy, meeting customer needs by providing a comprehensive range of wireless products and services, superior customer support, and a high-quality network.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the company’s plans, beliefs, estimates and expectations. These statements are based on current estimates, projections and assumptions, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-looking statements include, but are not limited to: The ability of U.S. Cellular to successfully manage and grow the operations of  newly launched markets; changes in the overall economy; changes in competition in the markets in which U.S. Cellular and TDS Telecom operate; changes due to industry consolidation; advances in telecommunications technology; changes to access and pricing of unbundled network elements; changes in the state and federal telecommunications regulatory environment; changes in the value of assets; changes in the value of investments, including variable prepaid forward contracts; an adverse change in the ratings afforded TDS and U.S. Cellular debt securities by accredited ratings organizations; uncertainty of access to the capital markets; risks and uncertainties relating to restatements and possible future restatements; ability to remediate material weaknesses; pending and future litigation; acquisitions/ divestitures of properties and/or licenses; and changes in customer growth rates, average monthly revenue per unit, churn rates, roaming terms and the mix of products and services offered in U.S. Cellular and TDS Telecom markets.  Investors are encouraged to consider these and other risks and uncertainties that are discussed in the Form 8-K used by TDS to furnish this press release to the SEC, which are incorporated by reference herein.

For more information about TDS and its subsidiaries, visit the web sites at:

TDS:  www.teldta.com     TDS Telecom: www.tdstelecom.com    USM:www.uscellular.com

###

TELEPHONE AND DATA SYSTEMS, INC.

SUMMARY OPERATING DATA

Quarter Ended	9/30/2007	6/30/2007	3/31/2007	12/31/2006	9/30/2006
U.S. Cellular
Consolidated Markets:
Total population (000s) (1)	81,841	81,581	56,048	55,543	55,543
All customers -
Customer units	6,067,000	6,010,000	5,973,000	5,815,000	5,729,000
Gross customer unit activations	447,000	418,000	459,000	389,000	365,000
Net customer unit activations	57,000	37,000	152,000	86,000	25,000
Market penetration (1)	7.4%	7.4%	10.7%	10.5%	10.3%
Retail customers -
Customer units	5,500,000	5,448,000	5,377,000	5,225,000	5,127,000
Gross customer unit activations	374,000	347,000	397,000	375,000	353,000
Net customer unit activations	52,000	71,000	146,000	98,000	28,000

Cell sites in service	6,255	6,140	6,004	5,925	5,726
Average monthly revenue per unit (2)	$52.71	$50.42	$48.69	$48.15	$47.93
Retail service revenue per unit (2)	$45.00	$43.87	$42.69	$42.21	$41.75
Inbound roaming revenue per unit (2)	$3.36	$2.68	$2.33	$2.34	$2.55
Long-distance/other revenue per unit (2)	$4.35	$3.87	$3.67	$3.60	$3.63
Minutes of use (MOU) (3)	887	858	783	749	725
Retail postpay churn rate per month (4)	1.6%	1.4%	1.3%	1.5%	1.7%
Construction Expenditures (000s)	$130,600	$137,100	$109,700	$158,400	$152,800

(1) Market penetration is calculated using 2006 Claritas population estimates for all periods of 2007 and 2005 Claritas estimates for all periods of 2006.  "Total population" represents the total population of each of U.S. Cellular's consolidated markets, regardless of whether the market has begun marketing operations (without duplication of population in overlapping markets). The population of markets in which U.S. Cellular has deferred the transfer of licenses from AT&T Wireless Services, Inc. is not included in the total population counts for any period.

(2) Per unit revenue measurements are derived from Service Revenues as reported in Financial Highlights for each respective quarter as follows:

Service Revenues per Financial Highlights	$954,540	$906,218	$860,583	$831,663	$821,820
Components:
Retail service revenue during quarter	$814,948	$788,535	$754,515	$729,072	$715,896
Inbound roaming revenue during quarter	$60,843	$48,084	$41,268	$40,354	$43,806
Long-distance/other revenue during quarter	$78,749	$69,599	$64,800	$62,237	$62,118

Divided by average customers during quarter (000s)	6,036	5,991	5,892	5,757	5,716
Divided by three months in each quarter	3	3	3	3	3

Average monthly revenue per unit	$52.71	$50.42	$48.69	$48.15	$47.93
Retail service revenue per unit	$45.00	$43.87	$42.69	$42.21	$41.75
Inbound roaming revenue per unit	$3.36	$2.68	$2.33	$2.34	$2.55
Long-distance/other revenue per unit	$4.35	$3.87	$3.67	$3.60	$3.63

(3) Average monthly local minutes of use per customer (without roaming).

(4) Retail postpay churn rate per month is calculated by dividing the total monthly customer disconnects during the quarter by the average customer base for the quarter.

TELEPHONE AND DATA SYSTEMS, INC.

SUMMARY OPERATING DATA

Quarter Ended	9/30/2007	6/30/2007	3/31/2007	12/31/2006	9/30/2006
TDS Telecom
ILEC:
Access line equivalents (1)	763,000	761,200	763,400	757,300	752,100
Access lines	595,100	601,600	610,300	616,500	622,700
Dial-up Internet service accounts	61,300	65,800	71,100	77,100	82,200
Digital Subscriber Lines (DSL) customers	135,500	127,400	118,000	105,100	94,100
Long Distance customers	346,400	346,500	343,800	340,000	335,100
Construction Expenditures (000s)	$23,500	$30,900	$16,100	$39,400	$27,000
CLEC:
Access line equivalents (1)	443,700	448,400	456,200	456,200	452,900
Dial-up Internet service accounts	8,200	8,800	10,200	10,200	11,000
Percent of access lines on-switch	93.9%	93.7%	93.3%	93.0%	92.6%
Digital Subscriber Lines (DSL) customers	43,600	43,800	42,600	42,100	41,000
Construction Expenditures (000s)	$3,400	$4,800	$2,500	$5,700	$4,500

(1) Access line equivalents are derived by converting high capacity data lines to the estimated capacity of one switched access line.

TELEPHONE AND DATA SYSTEMS, INC.

FINANCIAL HIGHLIGHTS

Three Months Ended September 30,

(Unaudited, dollars in thousands, except per share amounts)

			Increase (Decrease)
	2007	2006	Amount	Percent
Operating Revenues
U.S. Cellular	$1,015,834	$888,523	$127,311	14.3%
TDS Telecom	214,632	220,348	(5,716)	(2.6%)
All Other (1)	6,419	3,199	3,220	N/M
	1,236,885	1,112,070	124,815	11.2%
Operating Expenses
U.S. Cellular
Expenses excluding depreciation, amortization and accretion	765,119	664,256	100,863	15.2%
Depreciation, amortization and accretion	149,776	146,940	2,836	1.9%
	914,895	811,196	103,699	12.8%
TDS Telecom
Expenses excluding depreciation, amortization and accretion	140,124	146,779	(6,655)	(4.5%)
Depreciation, amortization and accretion	38,474	39,628	(1,154)	(2.9%)
	178,598	186,407	(7,809)	(4.2%)
All Other (1)
Expenses excluding depreciation and amortization	5,458	3,381	2,077	61.4%
Depreciation and amortization	3,445	711	2,734	N/M
	8,903	4,092	4,811	N/M

Total Operating Expenses	1,102,396	1,001,695	100,701	10.1%
Operating Income (Loss)
U.S. Cellular	100,939	77,327	23,612	30.5%
TDS Telecom	36,034	33,941	2,093	6.2%
All Other (1)	(2,484)	(893)	(1,591)	N/M
	134,489	110,375	24,114	21.8%
Investment and Other Income (Expense)
Equity in earnings of unconsolidated entities	23,823	24,080	(257)	(1.1%)
Interest and dividend income	18,687	16,323	2,364	14.5%
Fair value adjustment of derivative instruments	(54,824)	34,619	(89,443)	N/M
Gain on sale of investments	248,860	—	248,860	N/M
Interest expense	(49,730)	(59,365)	9,635	16.2%
Other expense	(865)	(4,319)	3,454	80.0%
	185,951	11,338	174,613	N/M
Income Before Income Taxes and Minority Interest	320,440	121,713	198,727	N/M
Income tax expense	115,907	35,718	80,189	N/M
Income Before Minority Interest	204,533	85,995	118,538	N/M
Minority share of income	(15,623)	(10,756)	(4,867)	(45.2%)
Income Before Extraordinary Item	188,910	75,239	113,671	N/M
Extraordinary item, net of taxes	42,827	—	42,827	N/M
Net Income	231,737	75,239	156,498	N/M
Preferred dividend requirement	(13)	(51)	38	74.5%
Net Income Available to Common	$231,724	$75,188	$156,536	N/M

Basic Weighted Average Common Shares Outstanding (000s)	118,705	115,768	2,937	2.5%
Basic Earnings Per Share
Income before extraordinary item	$1.59	$0.65	$0.94	N/M
Extraordinary item	0.36	—	0.36	N/M
	$1.95	$0.65	$1.30	N/M

Diluted Weighted Average Common Shares Outstanding (000s)	119,950	116,862	3,088	2.6%
Diluted Earnings Per Share
Income before extraordinary item	$1.57	$0.64	$0.93	N/M
Extraordinary item	0.36	---	0.36	N/M
	$1.93	$0.64	$1.29	N/M

(1) Consists of Suttle Straus printing and distribution operations and intercompany eliminations.

N/M - Percentage change not meaningful

TELEPHONE AND DATA SYSTEMS, INC.

FINANCIAL HIGHLIGHTS

Nine Months Ended September 30,

(Unaudited, dollars in thousands, except per share amounts)

			Increase (Decrease)
	2007	2006	Amount	Percent
Operating Revenues
U.S. Cellular	$2,922,154	$2,571,036	$351,118	13.7%
TDS Telecom	648,555	657,641	(9,086)	(1.4%)
All Other (1)	15,567	11,157	4,410	39.5%
	3,586,276	3,239,834	346,442	10.7%
Operating Expenses
U.S. Cellular
Expenses excluding depreciation, amortization and accretion	2,141,331	1,915,334	225,997	11.8%
Depreciation, amortization and accretion	447,889	429,451	18,438	4.3%
	2,589,220	2,344,785	244,435	10.4%
TDS Telecom
Expenses excluding depreciation, amortization and accretion	425,125	435,569	(10,444)	(2.4%)
Depreciation, amortization and accretion	116,823	119,115	(2,292)	(1.9%)
	541,948	554,684	(12,736)	(2.3%)
All Other (1)
Expenses excluding depreciation and amortization	15,046	13,365	1,681	12.6%
Depreciation and amortization	8,821	2,132	6,689	N/M
	23,867	15,497	8,370	54.0%

Total Operating Expenses	3,155,035	2,914,966	240,069	8.2%
Operating Income (Loss)
U.S. Cellular	332,934	226,251	106,683	47.2%
TDS Telecom	106,607	102,957	3,650	3.5%
All Other (1)	(8,300)	(4,340)	(3,960)	(91.2%)
	431,241	324,868	106,373	32.7%
Investment and Other Income (Expense)
Equity in earnings of unconsolidated entities	71,394	66,376	5,018	7.6%
Interest and dividend income	182,651	174,351	8,300	4.8%
Fair value adjustment of derivative instruments	(157,073)	22,881	(179,954)	N/M
Gain on sale of investments	386,780	91,418	295,362	N/M
Interest expense	(162,776)	(177,185)	14,409	(8.1%)
Other expense	(4,957)	(6,187)	1,230	19.9%
	316,019	171,654	144,365	84.1%
Income Before Income Taxes and Minority Interest	747,260	496,522	250,738	50.5%
Income tax expense	283,845	185,246	98,599	53.2%
Income Before Minority Interest	463,415	311,276	152,139	48.9%
Minority share of income	(63,807)	(33,281)	(30,526)	(91.7%)
Income Before Extraordinary Item	399,608	277,995	121,613	43.7%
Extraordinary item, net of taxes	42,827	—	42,827	N/M
Net Income	442,435	277,995	164,440	59.2%
Preferred dividend requirement	(39)	(152)	113	74.3%
Net Income Available to Common	$442,396	$277,843	$164,553	59.2%

Basic Weighted Average Common Shares Outstanding (000s)	117,526	115,759	1,767	1.5%
Basic Earnings (Loss) Per Share
Income before extraordinary item	$3.40	$2.40	$1.00	41.7%
Extraordinary item	0.36	—	0.36	N/M
	$3.76	$2.40	$1.36	56.7%

Diluted Weighted Average Common Shares Outstanding (000s)	119,164	116,623	2,541	2.2%
Diluted Earnings (Loss) Per Share
Income before extraordinary item	$3.33	$2.38	$0.95	39.9%
Extraordinary item	0.36	—	0.36	N/M
	$3.69	$2.38	$1.31	55.0%

(1) Consists of Suttle Straus printing and distribution operations and intercompany eliminations.

N/M - Percentage change not meaningful

TELEPHONE AND DATA SYSTEMS, INC.

CONSOLIDATED BALANCE SHEET HIGHLIGHTS

(Unaudited, dollars in thousands)

ASSETS

	September 30,	December 31,
	2007	2006

Current Assets
Cash and cash equivalents	$1,319,978	$1,013,325
Marketable equity securities	1,802,076	1,205,344
Accounts receivable from customers and other	544,714	520,167
Materials and supplies, at average cost	126,333	128,981
Other current assets	80,191	105,267
	3,873,292	2,973,084

Investments
Licenses	1,532,165	1,520,407
Goodwill	673,628	647,853
Customer lists	26,939	26,196
Marketable equity securities	10	1,585,286
Investments in unconsolidated entities	225,268	197,636
Other investments	10,948	11,073
	2,468,958	3,988,451

Property, Plant and Equipment, net
U.S. Cellular	2,569,831	2,628,848
TDS Telecom	892,914	920,350
Other	32,283	32,188
	3,495,028	3,581,386

Other Assets and Deferred Charges	50,630	56,593

Total Assets	$9,887,908	$10,599,514

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Current portion of long-term debt	$1,045,034	$741,325
Derivative liability	561,069	359,970
Notes payable	—	35,000
Accounts payable	296,036	294,932
Customer deposits and deferred revenues	166,226	141,164
Accrued taxes	158,707	38,324
Accrued compensation	76,434	72,804
Net deferred income tax liability	348,749	236,397
Other current liabilities	148,899	164,815
	2,801,154	2,084,731

Deferred Liabilities and Credits
Net deferred income tax liability	563,405	950,348
Derivative liability	—	393,776
Other deferred liabilities and credits	321,902	369,045
	885,307	1,713,169

Long-term Debt	1,634,098	2,620,609

Minority Interest in Subsidiaries	652,371	609,722

Preferred Shares	860	863

Common Stockholders' Equity
Common Shares, $.01 par value	566	566
Special Common Shares, $.01 par value	629	629
Series A Common Shares, $.01 par value	64	64
Capital in excess of par value	2,040,242	1,992,597
Treasury Shares, at cost
Common Shares	(128,701)	(187,103)
Special Common Shares	(178,169)	(187,016)
Accumulated other comprehensive income	405,841	522,113
Retained earnings	1,773,646	1,428,570
	3,914,118	3,570,420

Total Liabilities and Stockholders' Equity	$9,887,908	$10,599,514

BALANCE SHEET HIGHLIGHTS

SEPTEMBER 30, 2007

(Unaudited, dollars in thousands)

		U.S.	TDS	TDS Corporate	Intercompany	TDS
		Cellular	Telecom	& Other	Eliminations	Consolidated
	Cash and cash equivalents	$182,020	$417,834	$720,124	$—	$1,319,978
	Affiliated cash investments	—	677,853	—	(677,853)	—
	Marketable equity securities	16,133	100,936	1,685,007	—	1,802,076
	Notes receivable—affiliates	—	—	270,582	(270,582)	—
		$198,153	$1,196,623	$2,675,713	$(948,435)	$3,122,054

	Licenses, goodwill and customer lists	$2,008,850	$401,711	$(177,829)	$—	$2,232,732
	Marketable equity securities	—	10	—	—	10
	Investment in unconsolidated entities	176,557	3,673	50,947	(5,909)	225,268
	Other investments	4,452	2,671	3,825	—	10,948
		$2,189,859	$408,065	$(123,057)	$(5,909)	$2,468,958

	Property, Plant and Equipment, net	$2,569,831	$892,914	$32,283	$—	$3,495,028

Notes payable:	external	$—	$—	$—	$—	$—
	cash management	—	—	677,853	(677,853)	—
	intercompany	—	270,582	---	(270,582)	—
		$—	$270,582	$677,853	$(948,435)	$—

	Forward contracts (all current)	$—	$41,182	$1,000,885	$—	$1,042,067

	Long-term Debt:
	Current portion	$—	$474	$2,493	$—	$2,967
	Non-current portion	1,002,180	3,232	628,686	—	1,634,098
	Total	$1,002,180	$3,706	$631,179	$—	$1,637,065

	Preferred Shares	$—	$—	$860	$—	$860

	Construction expenditures:
	Quarter ended 9/30/07	$130,609	$26,883	$1,874		$159,366
	Nine months ended 9/30/07	$377,399	$81,141	$6,255		$464,795

TDS Telecom Highlights

Three Months Ended September 30,

(Unaudited, dollars in thousands)

			Increase (Decrease)
	2007	2006	Amount	Percent
Local Telephone Operations
Operating Revenues
Local service	$48,876	$50,327	$(1,451)	(2.9%)
Network access and long-distance	79,522	89,016	(9,494)	(10.7%)
Miscellaneous	28,842	22,899	5,943	26.0%
	157,240	162,242	(5,002)	(3.1%)
Operating Expenses
Cost of services and products	49,069	48,275	794	1.6%
Selling, general and administrative expenses	43,703	46,251	(2,548)	(5.5%)
Depreciation, amortization and accretion	32,642	33,757	(1,115)	(3.3%)
	125,414	128,283	(2,869)	(2.2%)

Operating Income	$31,826	$33,959	$(2,133)	(6.3%)

Competitive Local Exchange Carrier Operations
Revenues	$58,972	$59,370	$(398)	(0.7%)

Expenses excluding depreciation and amortization	48,932	53,517	(4,585)	(8.6%)
Depreciation, amortization and accretion	5,832	5,871	(39)	(0.7%)
	54,764	59,388	(4,624)	(7.8%)

Operating Income (Loss)	$4,208	$(18)	$4,226	N/M

Intercompany revenues	$(1,580)	$(1,264)	$(316)	N/M
Intercompany expenses	(1,580)	(1,264)	(316)	N/M
	—	—	—

Total TDS Telecom Operating Income	$36,034	$33,941	$2,093	6.2%

N/M - Percentage change not meaningful.

TDS Telecom Highlights

Nine Months Ended September 30,

(Unaudited, dollars in thousands)

			Increase (Decrease)
	2007	2006	Amount	Percent
Local Telephone Operations
Operating Revenues
Local service	$147,259	$151,058	$(3,799)	(2.5%)
Network access and long-distance	250,280	266,994	(16,714)	(6.3%)
Miscellaneous	76,396	67,176	9,220	13.7%
	473,935	485,228	(11,293)	(2.3%)
Operating Expenses
Cost of services and products	148,883	141,833	7,050	5.0%
Selling, general and administrative expenses	129,622	137,436	(7,814)	(5.7%)
Depreciation, amortization and accretion	98,912	100,585	(1,673)	(1.7%)
	377,417	379,854	(2,437)	(0.6%)

Operating Income	$96,518	$105,374	$(8,856)	(8.4%)

Competitive Local Exchange Carrier Operations
Revenues	$179,089	$176,599	$2,490	1.4%

Expenses excluding depreciation and amortization	151,089	160,486	(9,397)	(5.9%)
Depreciation, amortization and accretion	17,911	18,530	(619)	(3.3%)
	169,000	179,016	(10,016)	(5.6%)

Operating Income (Loss)	$10,089	$(2,417)	$12,506	N/M

Intercompany revenues	$(4,469)	$(4,186)	$(283)	N/M
Intercompany expenses	(4,469)	(4,186)	(283)	N/M
	—	—	—

Total TDS Telecom Operating Income	$106,607	$102,957	$3,650	3.5%

N/M - Percentage change not meaningful.

Exhibit 99.2

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

SAFE HARBOR CAUTIONARY STATEMENT

This Form 8-K and/or press release attached to this Form 8-K contain statements that are not based on historical fact and represent forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical facts, that address activities, events or developments that TDS intends, expects, projects, believes, estimates, plans or anticipates will or may occur in the future are forward-looking statements.  The words “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements.  Such risks, uncertainties and other factors include those set forth below, as more fully discussed under “Risk Factors” in TDS’ Form 10-K for the year ended December 31, 2006.  However, such factors are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in this document.  Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements.  TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.  You should carefully consider the Risk Factors in TDS’ Form 10-K for the year ended December 31, 2006, the following factors and other information contained in, or incorporated by reference into, this Form 8-K and/or press release attached to this Form 8-K to understand the material risks relating to TDS’ business.

•                       Intense competition in the markets in which TDS operates could adversely affect TDS’ revenues or increase its costs to compete.

•                       A failure by TDS’ service offerings to meet customer expectations could limit TDS’ ability to attract and retain customers and could have an adverse effect on TDS’ operations.

•                       TDS’ system infrastructure may not be capable of supporting changes in technologies and services expected by customers, which could result in lost customers and revenues.

•                       An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to TDS could have an adverse effect on TDS’ business, financial condition or results of operations.

•                       Changes in access to content for data or video services or access to new handsets being developed by vendors, or an inability to manage its supply chain or inventory successfully, could have an adverse effect on TDS’ business, financial condition or results of operations.

•                       A failure by TDS to acquire adequate radio spectrum could have an adverse effect on TDS’ business and operations.

•                       TDS is likely to participate in FCC auctions of additional spectrum in the future and during certain periods, will be subject to the FCC’s anti-collusion rules, which could have an adverse effect on TDS.

•                       An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on TDS’ business, financial condition or results of operations.

•                       TDS’ assets are concentrated in the U.S. telecommunications industry.  As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•                       Consolidation in the telecommunications industry could adversely affect TDS’ revenues and increase its costs of doing business.

•                       Changes in general economic and business conditions, both nationally and in the markets in which TDS operates, could have an adverse effect on TDS’ business, financial condition or results of operations.

•                       Changes in various business factors could have an adverse effect on TDS’ business, financial condition or results of operations. These business factors may include but are not limited to demand, usage, pricing, growth, penetration, churn, expenses, customer acquisition and retention, roaming rates, minutes of use, mix of products and services and costs.

•                       Advances or changes in telecommunications technology, such as Voice over Internet Protocol, WiMAX, or LTE (Long-Term Evolution) could render certain technologies used by TDS obsolete, could reduce TDS’ revenues or could increase its costs of doing business.

•                       Changes in TDS’ enterprise value, changes in the supply or demand of the market for wireless licenses or telephone company franchises, adverse developments in the business or the industry in which TDS is involved and/or other factors could require TDS to recognize impairments in the carrying value of TDS’ license costs, goodwill and/or physical assets.

•                       Costs, integration problems or other factors associated with acquisitions/divestitures of properties or licenses and/or expansion of TDS’ business could have an adverse effect on TDS’ business, financial condition or results of operations.

•                       A significant portion of TDS’ revenues is derived from customers who buy services through independent agents and dealers who market TDS’ services on a commission basis.  If TDS’ relationships with these agents and dealers are seriously harmed, its wireless revenues could be adversely affected.

•                       TDS’ investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that TDS expects.

•                       A failure by TDS to complete significant network build-out and system implementation as part of its plans to improve the quality, coverage, capabilities and capacity of its network could have an adverse effect on its operations.

•                       Financial difficulties of TDS’ key suppliers or vendors, or termination or impairment of TDS’ relationships with such suppliers or vendors or interruption of or interference in the delivery of equipment from such suppliers or vendors, due to intellectual property disputes or other matters, could result in a delay or termination of TDS’ receipt of equipment, content or services which could adversely affect TDS’ business and results of operations.

•                       TDS has significant investments in entities that it does not control.  Losses in the value of such investments could have an adverse effect on TDS’ results of operations or financial condition.

•                       War, conflicts, hostilities and/or terrorist attacks or equipment failure, power outages, natural disasters or breaches of network or information technology security could have an adverse effect on TDS’ business, financial condition or results of operations.

•                       The market prices of TDS’ Common Shares and Special Common Shares are subject to fluctuations due to a variety of factors.

•                       Changes in guidance or interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•                       Restatements of financial statements by TDS and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on TDS’ credit rating, liquidity, financing arrangements, capital resources and ability to access the capital markets, including pursuant to shelf registration statements; could adversely affect TDS’ listing arrangements on the American Stock Exchange and/or New York Stock Exchange; and/or could have other negative consequences, any of which could have an adverse effect on the trading prices of TDS’ publicly traded equity and/or debt and/or on TDS’ business, financial condition or results of operations.

•                       The pending SEC investigation regarding the restatement of TDS’ financial statements could result in substantial expenses, and could result in monetary or other penalties.

•                       Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require TDS to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on TDS’ financial condition or results of operations.

•                       A failure to successfully remediate existing material weaknesses in internal control over financial reporting in a timely manner or the identification of additional material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on TDS’ business, financial condition or results of operations.

•                       Early redemptions of debt or repurchases of debt, issuances of debt, changes in prepaid forward contracts, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual or Other Obligations in TDS’ most recent Annual Report on Form 10-K, as updated by the Quarterly Reports on Form 10-Q, to be different from the amounts actually incurred.

•                       An increase of TDS’ debt in the future could subject TDS to various restrictions and higher interest costs and decrease its cash flows and earnings.

•                       Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in TDS’ credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.

•                       Changes in the regulatory environment or a failure by TDS to timely or fully comply with any regulatory requirements could adversely affect TDS’ financial condition, results of operations or ability to do business. For example, if adopted, the Federal-State Joint Board on Universal Service recommendation to impose an interim cap on high-cost support received by competitive eligible telecommunications carriers from the Universal Service Fund could impair TDS’ ability to offer service in many rural areas and could adversely affect its business, financial condition or results of operations.

•                       Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on TDS’ financial condition or results of operations.

•                       Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS’ financial condition, results of operations or ability to do business.

•                       The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on TDS’ wireless business, financial condition or results of operations.

•                       Certain matters, such as control by the TDS Voting Trust and provisions in the TDS Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of TDS.

•                       Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and/or any other financial or statistical information to vary from TDS’ forward looking estimates by a material amount.

TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.